Exhibit 99.1
OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The financial information in this Form 6-K concerning TOTAL S.A. (“TOTAL”) and its subsidiaries and affiliates (collectively, the “Group”) with respect to the third quarter and first nine months ended September 30, 2009, has been derived from TOTAL’s unaudited interim consolidated financial statements for the third quarter and first nine months ended September 30, 2009.
The following discussion should be read in conjunction with the unaudited interim consolidated financial statements and the related notes provided elsewhere in this Form 6-K and with the information, including the audited financial statements and related notes, for the year ended December 31, 2008, in TOTAL’s Annual Report on Form 20-F for the year ended December 31, 2008, filed with the Securities and Exchange Commission on April 3, 2009.
●	Key figures and consolidated accounts of TOTAL[1]

			3Q09				9M09
			vs	in millions of euros			vs
3Q09	2Q09	3Q08	3Q08	except earnings per share and number of shares	9M09	9M08	9M08

33,628	31,430	48,849	-31%	Sales	95,099	141,262	-33%

				Adjusted net operating income from business segments

1,501	1,451	2,899	-48%	• Upstream	4,434	8,729	-49%
146	156	901	-84%	• Downstream	902	1,799	-50%
161	71	263	-39%	• Chemicals	200	491	-59%

0.86	0.97	1.36	-37%	Fully-diluted earnings per share (euros)	2.85	5.06	-44%

2,236.8	2,235.6	2,244.3	—	Fully-diluted weighted-average shares (millions)	2,235.9	2,250.4	-1%

1,923	2,169	3,050	-37%	Net income (Group share)	6,382	11,384	-44%

3,256	3,634	3,371	-3%	Investments[2]	9,825	8,882	+11%

3,169	3,575	3,195	-1%	Investments including net investments in equity affiliates and non-consolidated companies[2]	9,584	7,879	+22%

807	858	718	+12%	Divestments	2,137	1,642	+30%

4,538	1,939	7,338	-38%	Cash flow from operations	10,471	14,576	-28%

●	Third quarter 2009 results
  > Sales
In the third quarter 2009, the Brent price averaged 68.1 $/b, a decrease of 41% compared to the third quarter 2008 and an increase of 15% compared to the second quarter 2009. The TRCV European refining margin indicator fell to 6.6 $/t on average in the third quarter 2009, a decrease of 85% compared to the third quarter 2008 and 47% compared to the second quarter 2009.
The euro-dollar exchange rate averaged 1.43 $/€ in the third quarter 2009 compared to 1.51 $/€ in the third quarter 2008 and 1.36 $/€ in the second quarter 2009.
In this environment, sales were 33,628 M€ in the third quarter 2009, a decrease of 31% compared to the third quarter 2008.

[1]	Adjusted net operating income is defined as income using replacement cost, adjusted for special items affecting operating income and excluding TOTAL’s equity share of adjustments and, from 2009, selected items related to Sanofi-Aventis. See “Analysis of Business Segment Results” below for further details.

[2]	Including acquisitions.

  > Net income (Group share)
Reported net income (Group share) was 1,923 M€ compared to 3,050 M€ in the third quarter 2008. The decrease in net income was essentially due to the decrease in the net operating income of the business segments.
The Group did not buy back shares in the third quarter 2009.
Fully-diluted earnings per share, based on 2,236.8 million fully-diluted weighted-average shares, was 0.86 euros compared to 1.36 euros in the third quarter 2008, a decrease of 37%.
  > Investments — divestments3
Investments excluding acquisitions and including net investments in equity affiliates and non-consolidated companies were 3.1 B€ in the third quarter 2009 compared to 2.8 B€ in the third quarter 2008.
Acquisitions were 58 M€ in the third quarter 2009.
Asset sales in the third quarter 2009 were 702 M€, consisting essentially of Sanofi-Aventis shares.
Net investments4 were 2.4 B€ in the third quarter 2009 compared to 2.7 B€ in the third quarter 2008.
  > Cash flow
Cash flow from operating activities was 4,538 M€ in the third quarter 2009 compared to 7,338 M€ in the third quarter 2008. The 38% decrease was mainly due to the decrease in net income and a decrease in working capital requirements in the third quarter 2009 that was smaller than the decrease in working capital requirements in the third quarter 2008.
Net cash flow5 for the Group was 2,089 M€ compared to 4,685 M€ in the third quarter 2008.
●	Results for the first nine months 2009
  > Sales
Compared to the first nine months of 2008, the oil environment in the first nine months of 2009 was marked by a 48% decrease in the average price of Brent to 57.3 $/b. The TRCV European refining margin indicator fell by 51% to 17.9 $/t.
The euro-dollar exchange rate was 1.37 $/€ in the first nine months of 2009 compared to 1.52 $/€ in the first nine months of 2008.
In this context, sales were 95,099 M€, a decrease of 33% compared to the first nine months of 2008.
  > Net income (Group share)
Reported net income (Group share) was 6,382 M€ compared to 11,384 M€ in the first nine months of 2008. The decrease in net income was essentially due to the decrease in the net operating income of the business segments.
The Group did not buy back shares in the first nine months of 2009.
On September 30, 2009, there were 2,239.7 million fully-diluted shares compared to 2,238.3 million fully-diluted shares on September 30, 2008.

[3]	Detail shown on page 12 of this exhibit.

[4]	Net investments = investments including acquisitions and net investments in equity affiliates and non-consolidated companies – asset sales + net financing for employees related to stock purchase plans.

[5]	Net cash flow = cash flow from operations + divestments – gross investments.

Fully-diluted earnings per share, based on 2,235.9 million weighted-average shares, was 2.55 euros compared to 4.91 euros in the first nine months of 2008, a decrease of 48%.
  > Investments — divestments6
Investments excluding acquisitions and including net investments in equity affiliates and non-consolidated companies were 9.0 B€ in the first nine months of 2009 compared to 7.4 B€ in the first nine months of 2008.
Acquisitions were 631 M€ in the first nine months of 2009.
Asset sales in the first nine months of 2009 were 1,842 M€, consisting essentially of Sanofi-Aventis shares.
Net investments7 were 7.7 B€ in the first nine months of 2009, slightly higher than the 7.2 B€ in the first nine months of 2008.
  > Cash flow
Cash flow from operating activities was 10,471 M€, a decrease of 28% compared to the first nine months of 2008, essentially due to the decrease in net income.
Net cash flow8 for the Group was 2,783 M€ compared to 7,336 M€ in the first nine months of 2008.
The net-debt-to-equity ratio was 20.8% on September 30, 2009, compared to 24.7% on June 30, 2009, and 15.4% on September 30, 2008.9
●	Analysis of business segment results
The financial information for each business segment is reported on the same basis as that used internally by the chief operating decision maker in assessing segment performance and the allocation of segment resources. Due to their particular nature or significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, certain transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred in prior years or are likely to recur in following years.
In accordance with IAS 2, the Group values inventories of petroleum products in the financial statements according to the FIFO (First-In, First-Out) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Downstream segment and Chemicals segment are presented according to the replacement cost method in order to facilitate the comparability of the Group’s results with those of its competitors, mainly in the United States, and to help illustrate the operating performance of these segments excluding the impact of oil price changes on the replacement of inventories. In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory value in the income statement is determined by the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO method and the replacement cost method.
The adjusted business segment results (adjusted operating income and adjusted net operating income) are defined as replacement cost results, adjusted for special items. For further information on the adjustments affecting operating income on a segment-by-segment basis, and for a reconciliation of segment figures to figures reported in the Company’s consolidated interim financial statements, see pages 30 and 41 of this exhibit respectively.

[6]	Detail shown on page 12 of this exhibit.

[7]	Net investments = investments including acquisitions and net investments in equity affiliates and non-consolidated companies – asset sales + net financing for employees related to stock purchase plans.

[8]	Net cash flow = cash flow from operations + divestments – gross investments.

[9]	Detail shown on page 12 of this exhibit.

In addition, the Group measures performance at the segment level on the basis of net operating income and adjusted net operating income. Net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than leasehold rights, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, income from equity affiliates, capitalized interest expenses), and after income taxes applicable to the above. The income and expenses not included in net operating income that are included in net income are only interest expenses related to long-term liabilities net of interest earned on cash and cash equivalents, after applicable income taxes (net cost of net debt and minority interests). Adjusted net operating income excludes the effect of the adjustments (special items and the inventory valuation effect) described above.
UPSTREAM
> Environment — liquids and gas price realizations*

			3Q09				9M09
			vs				vs
3Q09	2Q09	3Q08	3Q08		9M09	9M08	9M08

68.1	59.1	115.1	-41%	Brent ($/b)	57.3	111.1	-48%

65.1	54.8	107.8	-40%	Average liquids price ($/b)	53.7	104.4	-49%
4.89	4.71	8.05	-39%	Average gas price ($/Mbtu)	5.20	7.31	-29%

50.7	44.2	83.9	-40%	Average hydrocarbons price ($/boe)	44.5	80.4	-45%

*       Consolidated subsidiaries, excluding fixed margin and buy-back contracts.
TOTAL’s average realized liquids price decreased by 40% and 49%, respectively, in the third quarter and the first nine months of 2009 compared to the same periods in 2008, in line with the changes in the price of Brent.
The average realized price for TOTAL’s natural gas decreased by 39% in the third quarter 2009 compared to the third quarter 2008 and by 29% in the first nine months of 2009 compared to the first nine months of 2008.
> Production

			3Q09				9M09
			vs				vs
3Q09	2Q09	3Q08	3Q08	Hydrocarbon production	9M09	9M08	9M08

2,243	2,182	2,231	+1%	Combined production (kboe/d)	2,249	2,336	-4%

1,379	1,328	1,409	-2%	• Liquids (kb/d)	1,373	1,463	-6%
4,726	4,686	4,471	+6%	• Gas (Mcf/d)	4,789	4,743	+1%

Hydrocarbon production was 2,243 thousand barrels of oil equivalent per day (kboe/d) in the third quarter 2009, an increase of 0.5% compared to the third quarter 2008 and 2.8% compared to the second quarter 2009. Compared to the third quarter 2008, production increased mainly as a result of:
•	+5% for ramp-ups and start-ups of new fields net of the normal decline,
•	+1% for the price effect[10],
•	-2.5% for OPEC reductions and lower gas demand linked to the economic recession,
•	-1% for disruptions in Nigeria related to security issues,
•	-2% for changes in the portfolio, mainly in Venezuela and Libya.

[10]	The “price effect” refers to the impact of changing hydrocarbon prices on entitlement volumes.

In the first nine months of 2009, hydrocarbon production was 2,249 kboe/d, a decrease of 3.7% compared to the first nine months of 2008, mainly as a result of:
•	+1.5% for ramp-ups and start-ups of new fields net of the normal decline,

•	+2% for the price effect,

•	-3% for OPEC reductions and lower gas demand,

•	-1.5% for disruptions in Nigeria related to security issues

•	-2.5% for changes in the portfolio, essentially in Venezuela and Libya.

> Results

			3Q09				9M09
			vs				vs
3Q09	2Q09	3Q08	3Q08	in millions of euros	9M09	9M08	9M08

3,318	3,427	5,396	-39%	Non-Group sales	11,192	17,331	-35%

3,236	2,843	6,525	-50%	Operating income	8,971	19,912	-55%

—	—	—		Adjustments affecting operating income	—	—

3,236	2,843	6,525	-50%	Adjusted operating income*	8,971	19,912	-55%

1,501	1,451	2,899	-48%	Adjusted net operating income*	4,434	8,729	-49%
190	176	368	-48%	• includes income from equity affiliates	593	967	-39%

2,512	2,664	2,480	+1%	Investments	7,426	6,734	+10%

87	105	188	-54%	Divestments	321	860	-63%

2,854	1,943	3,732	-24%	Cash flow from operating activities	7,375	11,626	-37%

*       Detail of adjustment items shown in business segment information.
Adjusted net operating income for the Upstream segment was 1,501 M€ in the third quarter 2009 compared to 2,899 M€ in the third quarter 2008, a decrease of 48%, reflecting essentially the impact of lower hydrocarbon prices compared to the third quarter 2008.
Compared to the third quarter 2008, the decrease in income from equity affiliates was driven principally by lower results from Nigeria LNG.
Adjusted net operating income for the Upstream segment excludes any after-tax inventory valuation effect and special items. The exclusion of the inventory valuation effect had no impact on Upstream adjusted net operating income in the third quarters 2009 and 2008. The exclusion of special items had a positive impact on Upstream adjusted net operating income of 31 M€ in the third quarter 2009 and 208 M€ in the third quarter 2008.
The effective tax rate for the Upstream segment was 59% compared to 58% in the second quarter 2009 and 62% in the third quarter 2008.
Over the first nine months of 2009, adjusted net operating income for the Upstream segment was 4,434 M€ compared to 8,729 M€ in the first nine months of 2008, a decrease of 49%, essentially due to lower hydrocarbon prices.
The return on average capital employed (ROACE11) for the Upstream segment for the twelve months ended September 30, 2009, was 20% compared to 25% for the twelve months ended June 30, 2009, and 36% for the full year 2008.

[11]	Calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 13 of this exhibit.

DOWNSTREAM
> Refinery throughput and utilization rates*

			3Q09				9M09
			vs				vs
3Q09	2Q09	3Q08	3Q08		9M09	9M08	9M08

2,142	2,175	2,393	-10%	Total refinery throughput (kb/d)	2,184	2,360	-7%

828	925	1,013	-18%	• France	882	959	-8%
1,045	1,024	1,168	-11%	• Rest of Europe	1,052	1,130	-7%
269	226	212	+27%	• Rest of world	250	271	-8%

				Utilization rates
78%	79%	89%		• Based on crude only	79%	87%

82%	84%	92%		• Based on crude and other feedstock	84%	91%

*	Includes share of CEPSA.
In the third quarter 2009, refinery throughput decreased by 10% compared to the third quarter 2008 and by 2% compared to the second quarter 2009.
The third quarter 2009 was affected by scheduled refinery turnarounds at Vlissingen and Normandy. Also, during the quarter, several refineries elected to reduce throughput to adjust to economic conditions.
Scheduled turnarounds and voluntary throughput reductions in the third quarter 2009 reduced the utilization rate based on crude and other feedstock to 82% from 92% in the third quarter 2008.
> Results

			3Q09				9M09
			vs	in millions of euros			vs
3Q09	2Q09	3Q08	3Q08	except TRCV refining margins	9M09	9M08	9M08

6.6	12.4	45.0	-85%	European refining margin indicator — TRCV ($/t)	17.9	36.6	-51%

26,409	24,318	38,008	-31%	Non-Group sales	73,095	107,778	-32%

231	931	170	+36%	Operating income	2,198	3,242	-32%

(148)	(790)	1,045		Adjustments affecting operating income	(1,183)	(785)

83	141	1,215	-93%	Adjusted operating income*	1,015	2,457	-59%

146	156	901	-84%	Adjusted net operating income*	902	1,799	-50%
75	28	39	+92%	• includes income from equity affiliates	136	56	X2.4

607	825	638	-5%	Investments	1,927	1,446	+33%

23	26	46	-50%	Divestments	85	198	-57%

944	(28)	2,731	-65%	Cash flow from operating activities	2,564	2,508	+2%

*	Detail of adjustment items shown in business segment information.
The TRCV European refining margin indicator averaged 6.6 $/t in the third quarter 2009, a decrease of 85% compared to the third quarter 2008. For the first nine months of 2009, the TRCV European refining margin indicator averaged 17.9 $/t, a decrease of 51% compared to the same period last year.
Adjusted net operating income for the Downstream segment was 146 M€ in the third quarter 2009, a decrease of 84% compared to the third quarter 2008, reflecting essentially the sharp decrease in refining margins.

Adjusted net operating income for the Downstream segment excludes any after-tax inventory valuation effect and special items. The exclusion of the inventory valuation effect had a negative impact on Downstream adjusted net operating income of 81 M€ in the third quarter 2009 and a positive impact of 665 M€ in the third quarter 2008. The exclusion of special items had a positive impact on Downstream adjusted net operating income of 1 M€ in the third quarter 2009 and 4 M€ in the third quarter 2008.
Adjusted net operating income for the Downstream segment in the first nine months of 2009 was 902 M€, a decrease of 50% compared to the first nine months of 2008, reflecting essentially the unfavorable refining environment.
The ROACE for the Downstream segment for the twelve months ended September 30, 2009, was 13% compared to 18% for the twelve months ended June 30, 2009, and 20% for the full year 2008.
CHEMICALS

			3Q09				9M09
			vs				vs
3Q09	2Q09	3Q08	3Q08	in millions of euros	9M09	9M08	9M08

3,892	3,684	5,431	-28%	Non-Group sales	10,794	16,138	-33%
2,326	2,164	3,675	-37%	• Base chemicals	6,266	10,727	-42%
1,566	1,520	1,756	-11%	• Specialties	4,528	5,411	-16%

248	147	195	+27%	Operating income	456	703	-35%

(57)	(87)	148		Adjustments affecting operating income	(273)	(84)

191	60	343	-44%	Adjusted operating income*	183	619	-70%

161	71	263	-39%	Adjusted net operating income*	200	491	-59%
53	19	176	-70%	• Base chemicals	32	214	-85%
111	58	89	+25%	• Specialties	185	284	-35%

112	115	212	-47%	Investments	406	597	-32%

13	8	14	-7%	Divestments	27	33	-18%

300	280	14	x21	Cash flow from operating activities	758	(19)	na

*	Detail of adjustment items shown in business segment information.
In the third quarter 2009, the environment for the Chemicals segment continued to be affected by weak demand in Europe and North America, but margins for Petrochemicals increased from the levels of the previous quarter.
In the third quarter 2009, Non-Group sales for the Chemicals segment were 3.9 B€.
Adjusted net operating income for the Chemicals segment was 161 M€ in the third quarter 2009, a decrease of 39% compared to the third quarter 2008, but more than double the level of the second quarter 2009. The sequential improvement reflects improved margins and lower costs in both the Petrochemicals and the Specialties.
Adjusted net operating income for the Chemicals segment excludes any after-tax inventory valuation effect and special items. The exclusion of the inventory valuation effect had a negative impact on Chemicals adjusted net operating income of 45 M€ in the third quarter 2009 and a positive impact of 99 M€ in the third quarter 2008. The exclusion of special items had a positive impact on Chemicals adjusted net operating income of 12 M€ in the third quarter 2009. The exclusion of special items had no impact on Chemicals adjusted net operating income in the third quarter 2008.
In the first nine months of 2009, adjusted net operating income for the Chemicals segment was 200 M€ compared to 491 M€ for the same period in 2008, a decrease of 59% that resulted from significantly weaker demand in Europe and North America.

The ROACE for the Chemicals segment for the twelve months ended September 30, 2009, was 5% compared to 7% for the twelve months ended June 30, 2009, and 9% for the full year 2008.
● Summary and outlook
Investments12 in the business segments, excluding acquisitions, were 8,953 M€ (12.2 B$) through September 2009, in line with the 2009 budget of 18 B$ for the full year. The net-debt-to-equity-ratio was 20.8% at September 30, 2009, compared to 24.7% at the end of the previous quarter.
Following the July 30, 2009, approval by the Board of Directors, TOTAL will pay the 2009 interim dividend of 1.14 € per share on November 18, 2009.13
Since the start of the fourth quarter 2009, the dollar has continued to fall against the euro, while oil prices have continued to rise, lifted by expectations for an economic recovery, the onset of the winter heating season in the northern hemisphere and the perception of a tight supply-demand balance in the medium term.
Despite modest improvement in diesel margins, European refining margins remain at very weak levels, requiring the Group to maintain voluntary throughput reductions.
In the Upstream, with the start-up of Yemen LNG in mid-October, the Group’s production in the coming months should reflect the ongoing ramp-up from the major projects started up in 2009 and maintenance levels normally below that of the third quarter.
To provide for production growth over the medium term, TOTAL is continuing to prepare its next wave of projects, including Surmont Phase 2 in Canada, CLOV in Angola and Laggan-Tormore in the UK, for which it expects to make final investment decisions in the coming quarters.

[12]	Includes net investments in equity affiliates and non-consolidated companies.

[13]	The ex-dividend date for the 2009 interim dividend is November 13 and the payment date is November 18, 2009; for the ADR (NYSE :TOT) the ex-dividend date is November 9.

Forward-looking statements
This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs and assumptions of the management of TOTAL and on the information currently available to such management. Forward-looking statements include information concerning forecasts, projections, anticipated synergies, and other information concerning possible or assumed future results of TOTAL, and may be preceded by, followed by, or otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “plans”, “targets”, “estimates” or similar expressions.
Forward-looking statements are not assurances of results or values. They involve risks, uncertainties and assumptions. TOTAL’s future results and share value may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond TOTAL’s ability to control or predict. Except for its ongoing obligations to disclose material information as required by applicable securities laws, TOTAL does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.
You should understand that various factors, certain of which are discussed elsewhere in this document and in the documents referred to in, or incorporated by reference into, this document, could affect the future results of TOTAL and could cause results to differ materially from those expressed in such forward-looking statements, including:
•	material adverse changes in general economic conditions or in the markets served by TOTAL, including changes in the prices of oil, natural gas, refined products, petrochemical products and other chemicals;

•	changes in currency exchange rates and currency devaluations;

•	the success and the economic efficiency of oil and natural gas exploration, development and production programs, including without limitation, those that are not controlled and/or operated by TOTAL;

•	uncertainties about estimates of changes in proven and potential reserves and the capabilities of production facilities;

•	uncertainties about the ability to control unit costs in exploration, production, refining and marketing (including refining margins) and chemicals;

•	changes in the current capital expenditure plans of TOTAL;

•	the ability of TOTAL to realize anticipated cost savings, synergies and operating efficiencies;

•	the financial resources of competitors;

•	changes in laws and regulations, including tax and environmental laws and industrial safety regulations;

•	the quality of future opportunities that may be presented to or pursued by TOTAL;

•	the ability to generate cash flow or obtain financing to fund growth and the cost of such financing and liquidity conditions in the capital markets generally;

•	the ability to obtain governmental or regulatory approvals;

•	the ability to respond to challenges in international markets, including political or economic conditions, including international armed conflict, and trade and regulatory matters;

•	the ability to complete and integrate appropriate acquisitions, strategic alliances and joint ventures;

•	changes in the political environment that adversely affect exploration, production licenses and contractual rights or impose minimum drilling obligations, price controls, nationalization or expropriation, and regulation of refining and marketing, chemicals and power generating activities;

•	the possibility that other unpredictable events such as labor disputes or industrial accidents will adversely affect the business of TOTAL; and

•	the risk that TOTAL will inadequately hedge the price of crude oil or finished products.
For additional factors, you should read the information set forth under “Item 3. Risk Factors”, “Item 4. Information on the Company — Other Matters”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TOTAL’s Form 20-F for the year ended December 31, 2008.

Operating information by segment
Third quarter and first nine months 2009
● Upstream

				3Q09					9M09
				vs	Combined liquids and gas				vs
3Q09	2Q09	3Q08		3Q08	production by region (kboe/d)	9M09	9M08		9M08

569	574	553		+3%	Europe	609	593		+3%
762	713	747	*	+2%	Africa	739	795	*	-7%
31	13	13		x2.4	North America	18	14		+29%
259	248	247		+5%	Far East	254	248		+2%
419	420	430		-3%	Middle East	419	433		-3%
183	193	218	*	-16%	South America	187	227	*	-18%
20	21	23		-13%	Rest of world	23	26		-12%

2,243	2,182	2,231		+1%	Total production	2,249	2,336		-4%

351	342	398		-12%	Includes equity and non-consolidated affiliates	348	404		-14%

*	Restated to reclassify TOTAL’s 48.83% share of CEPSA’s production in Colombia.

				3Q09					9M09
				vs					vs
3Q09	2Q09	3Q08		3Q08	Liquids production by region (kb/d)	9M09	9M08		9M08

279	275	288		-3%	Europe	291	295		-1%
647	600	627	*	+3%	Africa	627	666	*	-6%
27	11	10		x2.7	North America	16	11		+45%
33	33	28		+18%	Far East	34	28		+21%
300	310	330		-9%	Middle East	308	332		-7%
79	87	115	*	-31%	South America	84	119	*	-29%
14	12	11		+27%	Rest of world	13	12		+8%

1,379	1,328	1,409		-2%	Total production	1,373	1,463		-6%

286	289	344		-17%	Includes equity and non-consolidated affiliates	289	350		-17%

*	Restated to reclassify TOTAL’s 48.83% share of CEPSA’s production in Colombia.

			3Q09				9M09
			vs				vs
3Q09	2Q09	3Q08	3Q08	Gas production by region (Mcf/d)	9M09	9M08	9M08

1,580	1,639	1,442	+10%	Europe	1,733	1,618	+7%
583	580	621	-6%	Africa	572	659	-13%
19	9	12	+58%	North America	12	18	-33%
1,276	1,215	1,210	+5%	Far East	1,238	1,222	+1%
657	609	552	+19%	Middle East	614	560	+10%
575	585	569	+1%	South America	570	589	-3%
36	49	65	-45%	Rest of world	50	77	-35%

4,726	4,686	4,471	+6%	Total production	4,789	4,743	+1%

355	285	290	+22%	Includes equity and non-consolidated affiliates	314	293	+7%

			3Q09				9M09
			vs				vs
3Q09	2Q09	3Q08	3Q08	Liquefied natural gas	9M09	9M08	9M08

2.12	2.12	2.32	-9%	LNG sales* (Mt)	6.34	6.90	-8%

*	Sales, Group share, excluding trading ; 1 Mt/y = approx. 133 Mcf/d ; data from 2008 previous period have been restated to reflect volumes estimation for Bontang LNG in Indonesia based on the 2008 SEC coefficient.
● Downstream

			3Q09				9M09
			vs				vs
3Q09	2Q09	3Q08	3Q08	Refined products sales by region (kb/d)*	9M09	9M08	9M08

2,014	1,979	2,161	-7%	Europe	2,055	2,102	-2%
278	272	279	—	Africa	276	279	-1%
164	161	136	+21%	Americas	171	170	+1%
134	148	147	-9%	Rest of world	137	145	-6%

2,590	2,560	2,723	-5%	Total consolidated sales	2,639	2,696	-2%

887	1,092	992	-11%	Trading	993	964	+3%

3,477	3,652	3,715	-6%	Total refined product sales	3,632	3,660	-1%

*	Includes share of CEPSA

Investments — Divestments

			3Q09				9M09
			vs				vs
3Q09	2Q09	3Q08	3Q08	in millions of euros	9M09	9M08	9M08

3,111	3,095	2,774	+12%	Investments excluding acquisitions*	8,953	7,363	+22%

227	154	212	+7%	• Capitalized exploration	609	589	+3%

187	23	(56)	na	• Net investments in equity affiliates and non-consolidated companies	435	(466)	na

58	480	421	-86%	Acquisitions	631	516	+22%

3,169	3,575	3,195	-1%	Investments including acquisitions*	9,584	7,879	+22%

702	781	524	+34%	Asset sales	1,842	719	x2.6

2,449	2,776	2,653	-8%	Net investments **	7,688	7,240	+6%

*	Includes net investments in equity affiliates and non-consolidated companies.

**	Net investments = investments including acquisitions and net investments in equity affiliates and non-consolidated companies — asset sales + net financing for employees related to stock purchase plans.
Net-debt-to-equity ratio

in millions of euros	9/30/2009	6/30/2009	9/30/2008

Current borrowings	6,012	7,916	5,378

Net current financial assets	(160)	(123)	(230)

Non-current financial debt	19,146	19,640	16,347

Hedging instruments of non-current debt	(983)	(875)	(406)

Cash and cash equivalents	(13,775)	(14,299)	(13,231)

Net debt	10,240	12,259	7,858

Shareholders equity	49,620	51,299	50,801

Estimated dividend payable*	(1,273)	(2,541)	(920)

Minority interests	959	963	1,001

Equity	49,306	49,721	50,882

Net-debt-to-equity ratio	20.8%	24.7%	15.4%

*	For 9/30/09, based on a 2009 dividend equal to the dividend paid in 2008 (2.28 €/share), after deducting the interim dividend of 1.14 € per share approved by the Board of Directors on July 30, 2009.

Return on average capital employed
● For the twelve months ended September 30, 2009

in millions of euros	Upstream	Downstream	Chemicals**

Adjusted net operating income	6,429	1,672	377

Capital employed at 9/30/2008*	30,184	12,649	8,107

Capital employed at 9/30/2009*	35,514	13,513	6,845

ROACE	19.6%	12.8%	5.0%

*	At replacement cost (excluding after-tax inventory effect).

**	Capital employed for Chemicals reduced for the Toulouse-AZF provision of 121 M€ pre-tax at 9/30/2008
● For the twelve months ended June 30, 2009

in millions of euros	Upstream	Downstream	Chemicals**

Adjusted net operating income	7,827	2,427	479

Capital employed at 6/30/2008*	26,676	13,491	7,394

Capital employed at 6/30/2009*	35,385	13,939	6,915

ROACE	25.2%	17.7%	6.7%

*	At replacement cost (excluding after-tax inventory effect).

**	Capital employed for Chemicals reduced for the Toulouse-AZF provision of 126 M€ pre-tax at 6/30/2008.
● For the twelve months ended September 30, 2008

in millions of euros	Upstream	Downstream	Chemicals**

Adjusted net operating income	11,298	2,345	578

Capital employed at 9/30/2007*	26,863	11,446	7,305

Capital employed at 9/30/2008*	30,184	12,649	8,107

ROACE	39.6%	19.5%	7.5%

*	At replacement cost (excluding after-tax inventory effect).

**	Capital employed for Chemicals reduced for the Toulouse-AZF provision of 139 M€ pre-tax at 9/30/2007 and 121 M€ pre-tax at 9/30/2008.

MAIN INDICATORS
     Chart updated around the middle of the month following the end of each quarter.

		European
		refining margins		Average liquids	Average gas
	€/ $	TRCV* ($/t)	Brent ($/b)	price** ($/b)	price ($/Mbtu)**
Third quarter 2009	1.43	6.6	68.1	65.1	4.89
Second quarter 2009	1.36	12.4	59.1	54.8	4.71
First quarter 2009	1.30	34.7	44.5	41.5	5.98
Fourth quarter 2008	1.32	41.4	55.5	49.4	7.57
Third quarter 2008	1.51	45.0	115.1	107.8	8.05
Second quarter 2008	1.56	40.2	121.2	114.9	7.29
First quarter 2008	1.50	24.6	96.7	90.7	6.67
Fourth quarter 2007	1.45	30.1	88.5	84.5	6.08
Third quarter 2007	1.37	23.9	74.7	71.4	4.83
Second quarter 2007	1.35	42.8	68.8	65.7	4.94
First quarter 2007	1.31	33.0	57.8	55.0	5.69
Fourth quarter 2006	1.29	22.8	59.6	57.1	6.16
Third quarter 2006	1.27	28.7	69.5	65.4	5.59
Second quarter 2006	1.26	38.3	69.6	66.2	5.75
First quarter 2006	1.20	25.8	61.8	58.8	6.16
Fourth quarter 2005	1.19	45.5	56.9	54.5	5.68
Third quarter 2005	1.22	44.3	61.5	57.8	4.65
Second quarter 2005	1.26	45.0	51.6	48.0	4.39
First quarter 2005	1.31	31.7	47.6	44.1	4.40

*	[1 $/t = 0.136 $/b]

**	Consolidated subsidiaries, excluding fixed margin and buy-back contracts
Disclaimer: these data are based on TOTAL’s reporting and are not audited. They are subject to change.

CONSOLIDATED STATEMENT OF INCOME
TOTAL
(unaudited)

	3rd quarter	2nd quarter	3rd quarter
(M€) (a)	2009	2009	2008

Sales	33,628	31,430	48,849
Excise taxes	(4,812)	(4,856)	(4,810)
Revenues from sales	28,816	26,574	44,039

Purchases, net of inventory variation	(18,940)	(16,300)	(31,054)
Other operating expenses	(4,508)	(4,724)	(4,708)
Exploration costs	(130)	(155)	(144)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,599)	(1,636)	(1,329)
Other income	70	106	107
Other expense	(95)	(216)	(262)

Financial interest on debt	(108)	(140)	(241)
Financial income from marketable securities & cash equivalents	21	40	114
Cost of net debt	(87)	(100)	(127)

Other financial income	67	240	140
Other financial expense	(90)	(82)	(79)

Equity in income (loss) of affiliates	398	393	606

Income taxes	(1,927)	(1,877)	(4,038)

Consolidated net income	1,975	2,223	3,151

Group share	1,923	2,169	3,050
Minority interests	52	54	101

Earnings per share (€)	0.86	0.97	1.36

Fully-diluted earnings per share (€)	0.86	0.97	1.36

(a) Except for per share amounts.

CONSOLIDATED STATEMENT OF INCOME
TOTAL
(unaudited)

	9 months	9 months
(M€) (a)	2009	2008

Sales	95,099	141,262
Excise taxes	(14,241)	(14,636)
Revenues from sales	80,858	126,626

Purchases, net of inventory variation	(50,468)	(84,631)
Other operating expenses	(13,907)	(13,979)
Exploration costs	(461)	(537)
Depreciation, depletion and amortization of tangible assets and mineral interests	(4,755)	(4,007)
Other income	191	275
Other expense	(398)	(431)

Financial interest on debt	(419)	(702)
Financial income from marketable securities & cash equivalents	116	356
Cost of net debt	(303)	(346)

Other financial income	466	485
Other financial expense	(253)	(230)

Equity in income (loss) of affiliates	1,258	1,690

Income taxes	(5,706)	(13,186)

Consolidated net income	6,522	11,729

Group share	6,382	11,384
Minority interests	140	345

Earnings per share (€)	2.86	5.09

Fully-diluted earnings per share (€)	2.85	5.06

(a) Except for per share amounts.

CONSOLIDATED BALANCE SHEET
TOTAL

	September 30,			September 30,
	2009	June 30, 2009	December 31,	2008
(M€)	(unaudited)	(unaudited)	2008	(unaudited)

ASSETS

Non-current assets
Intangible assets, net	5,845	5,955	5,341	5,099
Property, plant and equipment, net	49,292	48,762	46,142	45,001
Equity affiliates : investments and loans	13,685	14,075	14,668	15,175
Other investments	1,187	1,211	1,165	1,293
Hedging instruments of non-current financial debt	983	875	892	406
Other non-current assets	3,179	3,095	3,044	2,196

Total non-current assets	74,171	73,973	71,252	69,170

Current assets
Inventories, net	12,002	11,749	9,621	15,500
Accounts receivable, net	14,198	15,226	15,287	19,983
Other current assets	8,141	9,253	9,642	9,061
Current financial assets	329	217	187	293
Cash and cash equivalents	13,775	14,299	12,321	13,231

Total current assets	48,445	50,744	47,058	58,068

Total assets	122,616	124,717	118,310	127,238

LIABILITIES & SHAREHOLDERS’ EQUITY

Shareholders’ equity
Common shares	5,869	5,931	5,930	5,929
Paid-in surplus and retained earnings	53,136	55,031	52,947	53,800
Currency translation adjustment	(5,744)	(4,656)	(4,876)	(4,063)
Treasury shares	(3,641)	(5,007)	(5,009)	(4,865)

Total shareholders’ equity — Group Share	49,620	51,299	48,992	50,801

Minority interests	959	963	958	1,001

Total shareholders’ equity	50,579	52,262	49,950	51,802

Non-current liabilities
Deferred income taxes	8,894	8,561	7,973	8,275
Employee benefits	2,013	2,006	2,011	2,580
Provisions and other non-current liabilities	7,936	8,087	7,858	6,857

Total non-current liabilities	18,843	18,654	17,842	17,712

Non-current financial debt	19,146	19,640	16,191	16,347

Current liabilities
Accounts payable	13,916	14,036	14,815	17,390
Other creditors and accrued liabilities	13,951	12,115	11,632	18,546
Current borrowings	6,012	7,916	7,722	5,378
Other current financial liabilities	169	94	158	63

Total current liabilities	34,048	34,161	34,327	41,377

Total Liabilities and shareholders’ equity	122,616	124,717	118,310	127,238

CONSOLIDATED STATEMENT OF CASH FLOW
TOTAL
(unaudited)

	3rd quarter	2nd quarter	3rd quarter
(M€)	2009	2009	2008

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	1,975	2,223	3,151
Depreciation, depletion and amortization	1,673	1,712	1,457
Non-current liabilities, valuation allowances and deferred taxes	310	281	242
Impact of coverage of pension benefit plans	—	—	—
(Gains) losses on sales of assets	(50)	(31)	(61)
Undistributed affiliates’ equity earnings	(232)	81	(376)
(Increase) decrease in working capital	870	(2,363)	2,889
Other changes, net	(8)	36	36

Cash flow from operating activities	4,538	1,939	7,338

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(2,849)	(3,312)	(2,928)
Acquisitions of subsidiaries, net of cash acquired	—	(109)	(191)
Investments in equity affiliates and other securities	(133)	(131)	(132)
Increase in non-current loans	(274)	(82)	(120)

Total expenditures	(3,256)	(3,634)	(3,371)
Proceeds from disposal of intangible assets and property, plant and equipment	4	55	35
Proceeds from disposal of subsidiaries, net of cash sold	—	—	4
Proceeds from disposal of non-current investments	698	726	485
Repayment of non-current loans	105	77	194

Total divestments	807	858	718

Cash flow used in investing activities	(2,449)	(2,776)	(2,653)

CASH FLOW (FROM)/USED FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	5	5	16
- Treasury shares	1	2	(334)
- Minority shareholders	—	—	(1)
Cash dividends paid:
- Parent company shareholders	—	(2,541)	—
- Minority shareholders	15	(141)	1
Net issuance (repayment) of non-current debt	(617)	2,010	1,379
Increase (decrease) in current borrowings	(1,948)	2,350	25
Increase (decrease) in current financial assets and liabilities	—	—	4
Cash flow (from) / used in financing activities	(2,544)	1,685	1,090

Net increase (decrease) in cash and cash equivalents	(455)	848	5,775
Effect of exchange rates	(69)	132	211
Cash and cash equivalents at the beginning of the period	14,299	13,319	7,245

Cash and cash equivalents at the end of the period	13,775	14,299	13,231

CONSOLIDATED STATEMENT OF CASH FLOW
TOTAL
(unaudited)

	9 months	9 months
(M€)	2009	2008

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	6,522	11,729
Depreciation, depletion and amortization	5,046	4,344
Non-current liabilities, valuation allowances and deferred taxes	523	285
Impact of coverage of pension benefit plans	—	—
(Gains) losses on sales of assets	(96)	(229)
Undistributed affiliates’ equity earnings	(230)	(574)
(Increase) decrease in working capital	(1,348)	(1,064)
Other changes, net	54	85

Cash flow from operating activities	10,471	14,576

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(8,645)	(7,874)
Acquisitions of subsidiaries, net of cash acquired	(156)	(191)
Investments in equity affiliates and other securities	(348)	(280)
Increase in non-current loans	(676)	(537)

Total expenditures	(9,825)	(8,882)
Proceeds from disposal of intangible assets and property, plant and equipment	119	57
Proceeds from disposal of subsidiaries, net of cash sold	—	88
Proceeds from disposal of non-current investments	1,723	574
Repayment of non-current loans	295	923

Total divestments	2,137	1,642

Cash flow used in investing activities	(7,688)	(7,240)

CASH FLOW (FROM)/USED FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	19	258
- Treasury shares	3	(1,045)
- Minority shareholders	—	(10)
Cash dividends paid:
- Parent company shareholders	(2,541)	(2,404)
- Minority shareholders	(130)	(127)
Net issuance (repayment) of non-current debt	4,237	3,444
Increase (decrease) in current borrowings	(3,015)	(807)
Increase (decrease) in current financial assets and liabilities	—	821
Cash flow (from) / used in financing activities	(1,427)	130

Net increase (decrease) in cash and cash equivalents	1,356	7,466
Effect of exchange rates	98	(223)
Cash and cash equivalents at the beginning of the period	12,321	5,988

Cash and cash equivalents at the end of the period	13,775	13,231

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
TOTAL
(unaudited)

				Currency
	Common shares issued		Paid-in surplus and	translation	Treasury shares		Shareholders’		Total shareholders’
(M€)	Number	Amount	retained earnings	adjustment	Number	Amount	equity Group Share	Minority interests	equity

As of January 1, 2008	2,395,532,097	5,989	48,797	(4,396)	(151,421,232)	(5,532)	44,858	842	45,700

Net income for the first nine months	—	—	11,384	—	—	—	11,384	345	11,729
Other comprehensive Income	—	—	(153)	333	—	—	180	(59)	121
Comprehensive Income	—	—	11,231	333	—	—	11,564	286	11,850
Dividend	—	—	(4,949)	—	—	—	(4,949)	(127)	(5,076)
Issuance of common shares	6,103,524	15	243	—	—	—	258	—	258
Purchase of treasury shares	—	—	—	—	(24,000,000)	(1,194)	(1,194)	—	(1,194)
Sale of treasury shares (1)	—	—	(71)	—	5,917,729	220	149	—	149
Share-based payments	—	—	115	—	—	—	115	—	115
Other operations with minority interests	—	—	—	—	—	—	—	—	—
Share cancellation	(30,000,000)	(75)	(1,566)	—	30,000,000	1,641	—	—	—
Transactions with shareholders	(23,896,476)	(60)	(6,228)	—	11,917,729	667	(5,621)	(127)	(5,748)

As of September 30, 2008	2,371,635,621	5,929	53,800	(4,063)	(139,503,503)	(4,865)	50,801	1,001	51,802

Net income for the fourth quarter	—	—	(794)	—	—	—	(794)	18	(776)
Other comprehensive Income	—	—	(105)	(813)	—	—	(918)	25	(893)
Comprehensive Income	—	—	(899)	(813)	—	—	(1,712)	43	(1,669)
Dividend	—	—	4	—	—	—	4	(86)	(82)
Issuance of common shares	172,453	1	3	—	—	—	4	—	4
Purchase of treasury shares	—	—	—	—	(3,600,000)	(145)	(145)	—	(145)
Sale of treasury shares (1)	—	—	—	—	21,408	1	1	—	1
Share-based payments	—	—	39	—	—	—	39	—	39
Other operations with minority interests	—	—	—	—	—	—	—	—	—
Share cancellation	—	—	—	—	—	—	—	—	—
Transactions with shareholders	172,453	1	46	—	(3,578,592)	(144)	(97)	(86)	(183)

As of December 31, 2008	2,371,808,074	5,930	52,947	(4,876)	(143,082,095)	(5,009)	48,992	958	49,950

Net income for the first nine months	—	—	6,382	—	—	—	6,382	140	6,522
Other comprehensive Income	—	—	121	(868)	—	—	(747)	15	(732)
Comprehensive Income	—	—	6,503	(868)	—	—	5,635	155	5,790
Dividend	—	—	(5,085)	—	—	—	(5,085)	(130)	(5,215)
Issuance of common shares	757,717	1	18	—	—	—	19	—	19
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares (1)	—	—	(143)	—	2,396,234	146	3	—	3
Share-based payments	—	—	79	—	—	—	79	—	79
Other operations with minority interests	—	—	(23)	—	—	—	(23)	(24)	(47)
Share cancellation	(24,800,000)	(62)	(1,160)	—	24,800,000	1,222	—	—	—
Transactions with shareholders	(24,042,283)	(61)	(6,314)	—	27,196,234	1,368	(5,007)	(154)	(5,161)

As of September 30, 2009	2,347,765,791	5,869	53,136	(5,744)	(115,885,861)	(3,641)	49,620	959	50,579

(1)	Treasury shares related to the stock option purchase plans and restricted stock grants

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (a)
TOTAL
(unaudited)

	9 months	9 months
(M€)	2009	2008

Net income	6,522	11,729

Other comprehensive income
Currency translation adjustment	(859)	147
Available for sale financial assets	50	(144)
Cash flow hedge	63	—
Share of other comprehensive income of associates, net amount	51	110
Other	(6)	(11)

Tax effect	(31)	19

Total other comprehensive income (net amount)	(732)	121

Comprehensive income	5,790	11,850

- Group share	5,635	11,564
- Minority interests	155	286

(a)	In accordance with revised IAS 1, applicable from January 1, 2009.

BUSINESS SEGMENT INFORMATION
TOTAL
(unaudited)

9 months 2009
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	11,192	73,095	10,794	18	—	95,099
Intersegment sales	11,498	2,569	517	115	(14,699)	—
Excise taxes	—	(14,241)	—	—	—	(14,241)

Revenues from sales	22,690	61,423	11,311	133	(14,699)	80,858
Operating expenses	(10,453)	(58,235)	(10,381)	(466)	14,699	(64,836)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,266)	(990)	(474)	(25)	—	(4,755)

Operating income	8,971	2,198	456	(358)	—	11,267
Equity in income (loss) of affiliates and other items	691	173	(102)	502	—	1,264
Tax on net operating income	(5,298)	(632)	(72)	197	—	5,805

Net operating income	4,364	1,739	282	341	—	6,726
Net cost of net debt						(204)
Minority interests						(140)

Net income						6,382

9 months 2009 (adjustments)(a)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales
Operating expenses	—	1,245	319	—		1,564
Depreciation, depletion and amortization of tangible assets and mineral interests	—	(62)	(46)	—		(108)

Operating income (b)	—	1,183	273	—		1,456
Equity in income (loss) of affiliates and other items (c)	(70)	44	(146)	(163)		(335)
Tax on net operating income	—	(390)	(45)	(1)		(436)

Net operating income (b)	(70)	837	82	(164)		685
Net cost of net debt						—
Minority interests						(6)

Net income						679

(a)	Adjustments include special items, inventory valuation effect and equity share of adjustments and selected items related to Sanofi-Aventis.

(b) Of which inventory valuation effect
On operating income	—	1,428	328	—
On net operating income	—	1,026	216	—
(c) Of which equity share of adjustments and selected items related to Sanofi-Aventis	—	—	—	(252)

9 months 2009 (adjusted)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	11,192	73,095	10,794	18	—	95,099
Intersegment sales	11,498	2,569	517	115	(14,699)	—
Excise taxes	—	(14,241)	—	—	—	(14,241)

Revenues from sales	22,690	61,423	11,311	133	(14,699)	80,858
Operating expenses	(10,453)	(59,480)	(10,700)	(466)	14,699	(66,400)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,266)	(928)	(428)	(25)	—	(4,647)

Adjusted operating income	8,971	1,015	183	(358)	—	9,811
Equity in income (loss) of affiliates and other items	761	129	44	665	—	1,599
Tax on net operating income	(5,298)	(242)	(27)	198	—	(5,369)

Adjusted net operating income	4,434	902	200	505	—	6,041
Net cost of net debt						(204)
Minority interests						(134)

Ajusted net income						5,703

9 months 2009
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	7,426	1,927	406	66		9,825
Total divestments	321	85	27	1,704		2,137
Cash flow from operating activities	7,375	2,564	758	(226)		10,471

BUSINESS SEGMENT INFORMATION
TOTAL
(unaudited)

3rdquarter 2009
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	3,318	26,409	3,892	9	—	33,628
Intersegment sales	4,149	923	241	36	(5,349)	—
Excise taxes	—	(4,812)	—	—	—	(4,812)

Revenues from sales	7,467	22,520	4,133	45	(5,349)	28,816
Operating expenses	(3,086)	(21,982)	(3,746)	(113)	5,349	(23,578)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,145)	(307)	(139)	(8)	—	(1,599)

Operating income	3,236	231	248	(76)	—	3,639
Equity in income (loss) of affiliates and other items	119	46	19	166	—	350
Tax on net operating income	(1,885)	(51)	(73)	54	—	(1,955)

Net operating income	1,470	226	194	144	—	2,034
Net cost of net debt						(59)
Minority interests						(52)

Net income						1,923

3rd quarter 2009 (adjustments) (a)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales	—	—	—	—		—
Operating expenses	—	148	60	—		208
Depreciation, depletion and amortization of tangible assets and mineral interests	—	—	(3)	—		(3)

Operating income (b)	—	148	57	—		205
Equity in income (loss) of affiliates and other items (c)	(31)	(19)	(8)	(22)		(80)
Tax on net operating income	—	(49)	(16)	(1)		(66)

Net operating income (b)	(31)	80	33	(23)		59
Net cost of net debt						—
Minority interests						(5)

Net income						54

(a)	Adjustments include special items, inventory valuation effect and equity share of adjustments and selected items related to Sanofi-Aventis.

(b) Of which inventory valuation effect
On operating income	—	150	64	—
On net operating income	—	81	45	—
(c) Of which equity share of adjustments and selected items related to Sanofi-Aventis	—	—	—	(70)

3rd quarter 2009 (adjusted)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	3,318	26,409	3,892	9	—	33,628
Intersegment sales	4,149	923	241	36	(5,349)	—
Excise taxes	—	(4,812)	—	—	—	(4,812)

Revenues from sales	7,467	22,520	4,133	45	(5,349)	28,816
Operating expenses	(3,086)	(22,130)	(3,806)	(113)	5,349	(23,786)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,145)	(307)	(136)	(8)	—	(1,596)

Adjusted operating income	3,236	83	191	(76)	—	3,434
Equity in income (loss) of affiliates and other items	150	65	27	188	—	430
Tax on net operating income	(1,885)	(2)	(57)	55	—	(1,889)

Adjusted net operating income	1,501	146	161	167	—	1,975
Net cost of net debt						(59)
Minority interests						(47)

Ajusted net income						1,869

3rd quarter 2009
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	2,512	607	112	25	—	3,256
Total divestments	87	23	13	684	—	807
Cash flow from operating activities	2,854	944	300	440	—	4,538

BUSINESS SEGMENT INFORMATION

TOTAL
(unaudited)

2nd quarter 2009
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	3,427	24,318	3,684	1	—	31,430
Intersegment sales	4,107	1,005	152	42	(5,306)	—
Excise taxes	—	(4,856)	—	—	—	(4,856)

Revenues from sales	7,534	20,467	3,836	43	(5,306)	26,574
Operating expenses	(3,635)	(19,154)	(3,498)	(198)	5,306	(21,179)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,056)	(382)	(191)	(7)	—	(1,636)

Operating income	2,843	931	147	(162)	—	3,759
Equity in income (loss) of affiliates and other items	329	85	(117)	144	—	441
Tax on net operating income	(1,739)	(278)	18	81	—	(1,918)

Net operating income	1,433	738	48	63	—	2,282
Net cost of net debt						(59)
Minority interests						(54)

Net income						2,169

2nd quarter 2009 (adjustments)(a)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales
Operating expenses	—	852	130	—		982
Depreciation, depletion and amortization of tangible assets and mineral interests	—	(62)	(43)	—		(105)

Operating income (b)	—	790	87	—		877
Equity in income (loss) of affiliates and other items (c)	(18)	48	(119)	(91)		(180)
Tax on net operating income	—	(256)	9	—		(247)

Net operating income (b)	(18)	582	(23)	(91)		450
Net cost of net debt						—
Minority interests						(2)

Net income						448

(a) Adjustments include special items, inventory valuation effect and equity share of adjustments and selected items related to Sanofi-Aventis.

(b) Of which inventory valuation effect
On operating income	—	933	132	—
On net operating income	—	699	91	—
(c) Of which equity share of adjustments and selected items related to Sanofi-Aventis	—	—	—	(119)

2nd quarter 2009 (adjusted)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	3,427	24,318	3,684	1	—	31,430
Intersegment sales	4,107	1,005	152	42	(5,306)	—
Excise taxes	—	(4,856)	—	—	—	(4,856)

Revenues from sales	7,534	20,467	3,836	43	(5,306)	26,574
Operating expenses	(3,635)	(20,006)	(3,628)	(198)	5,306	(22,161)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,056)	(320)	(148)	(7)	—	(1,531)

Adjusted operating income	2,843	141	60	(162)	—	2,882
Equity in income (loss) of affiliates and other items	347	37	2	235	—	621
Tax on net operating income	(1,739)	(22)	9	81	—	(1,671)

Adjusted net operating income	1,451	156	71	154	—	1,832
Net cost of net debt						(59)
Minority interests						(52)

Ajusted net income						1,721

2ndquarter 2009
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	2,664	825	115	30		3,634
Total divestments	105	26	8	719		858
Cash flow from operating activities	1,943	(28)	280	(256)		1,939

BUSINESS SEGMENT INFORMATION

TOTAL
(unaudited)

9 months 2008
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	17,331	107,778	16,138	15	—	141,262
Intersegment sales	21,035	4,764	1,045	105	(26,949)	—
Excise taxes	—	(14,636)	—	—	—	(14,636)

Revenues from sales	38,366	97,906	17,183	120	(26,949)	126,626
Operating expenses	(15,727)	(93,790)	(16,097)	(482)	26,949	(99,147)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,727)	(874)	(383)	(23)	—	(4,007)

Operating income	19,912	3,242	703	(385)	—	23,472
Equity in income (loss) of affiliates and other items	1,101	101	27	560	—	1,789
Tax on net operating income	(12,362)	(950)	(198)	207	—	(13,303)

Net operating income	8,651	2,393	532	382	—	11,958
Net cost of net debt						(229)
Minority interests						(345)

Net income						11,384

9 months 2008 (adjustments)(a)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales	—	—	—	—		—
Operating expenses	—	785	84	—		869
Depreciation, depletion and amortization of tangible assets and mineral interests	—	—	—	—		—

Operating income (b)	—	785	84	—		869
Equity in income (loss) of affiliates and other items (c)	(78)	48	(23)	(206)		(259)
Tax on net operating income	—	(239)	(20)	(2)		(261)

Net operating income (b)	(78)	594	41	(208)		349
Net cost of net debt						—
Minority interests						(12)

Net income						337

(a) Adjustments include special items, inventory valuation effect and equity share of adjustments related to Sanofi-Aventis.

(b) Of which inventory valuation effect
On operating income	—	785	84	—
On net operating income	—	633	55	—
(c) Of which equity share of adjustments related to Sanofi-Aventis	—	—	—	(227)

9 months 2008 (adjusted)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	17,331	107,778	16,138	15	—	141,262
Intersegment sales	21,035	4,764	1,045	105	(26,949)	—
Excise taxes	—	(14,636)	—	—	—	(14,636)

Revenues from sales	38,366	97,906	17,183	120	(26,949)	126,626
Operating expenses	(15,727)	(94,575)	(16,181)	(482)	26,949	(100,016)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,727)	(874)	(383)	(23)	—	(4,007)

Adjusted operating income	19,912	2,457	619	(385)	—	22,603
Equity in income (loss) of affiliates and other items	1,179	53	50	766	—	2,048
Tax on net operating income	(12,362)	(711)	(178)	209	—	(13,042)

Adjusted net operating income	8,729	1,799	491	590	—	11,609
Net cost of net debt						(229)
Minority interests						(333)

Ajusted net income						11,047

9 months 2008
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	6,734	1,446	597	105		8,882
Total divestments	860	198	33	551		1,642
Cash flow from operating activities	11,626	2,508	(19)	461		14,576

BUSINESS SEGMENT INFORMATION

TOTAL
(unaudited)

3rd quarter 2008
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	5,396	38,008	5,431	14	—	48,849
Intersegment sales	7,055	1,714	339	35	(9,143)	—
Excise taxes	—	(4,810)	—	—	—	(4,810)

Revenues from sales	12,451	34,912	5,770	49	(9,143)	44,039
Operating expenses	(5,030)	(34,444)	(5,449)	(126)	9,143	(35,906)
Depreciation, depletion and amortization of tangible assets and mineral interests	(896)	(298)	(126)	(9)	—	(1,329)

Operating income	6,525	170	195	(86)	—	6,804
Equity in income (loss) of affiliates and other items	197	114	24	177	—	512
Tax on net operating income	(4,031)	(52)	(55)	57	—	(4,081)

Net operating income	2,691	232	164	148	—	3,235
Net cost of net debt						(84)
Minority interests						(101)

Net income						3,050

3rd quarter 2008 (adjustments)(a)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales	—	—	—	—		—
Operating expenses	—	(1,045)	(148)	—		(1,193)
Depreciation, depletion and amortization of tangible assets and mineral interests	—	—	—	—		—

Operating income (b)	—	(1,045)	(148)	—		(1,193)
Equity in income (loss) of affiliates and other items (c)	(208)	33	(1)	(54)		(230)
Tax on net operating income	—	343	50	(2)		391

Net operating income (b)	(208)	(669)	(99)	(56)		(1,032)
Net cost of net debt						—
Minority interests						12

Net income						(1,020)

(a) Adjustments include special items, inventory valuation effect and equity share of adjustments related to Sanofi-Aventis.

(b) Of which inventory valuation effect

On operating income	—	(1,045)	(148)	—
On net operating income	—	(665)	(99)	—
(c) Of which equity share of adjustments related to Sanofi-Aventis	—	—	—	(78)

3rd quarter 2008 (adjusted)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	5,396	38,008	5,431	14	—	48,849
Intersegment sales	7,055	1,714	339	35	(9,143)	—
Excise taxes	—	(4,810)	—	—	—	(4,810)

Revenues from sales	12,451	34,912	5,770	49	(9,143)	44,039
Operating expenses	(5,030)	(33,399)	(5,301)	(126)	9,143	(34,713)
Depreciation, depletion and amortization of tangible assets and mineral interests	(896)	(298)	(126)	(9)	—	(1,329)

Adjusted operating income	6,525	1,215	343	(86)	—	7,997
Equity in income (loss) of affiliates and other items	405	81	25	231	—	742
Tax on net operating income	(4,031)	(395)	(105)	59	—	(4,472)

Adjusted net operating income	2,899	901	263	204	—	4,267
Net cost of net debt						(84)
Minority interests						(113)

Ajusted net income						4,070

3rd quarter 2008
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	2,480	638	212	41		3,371
Total divestments	188	46	14	470		718
Cash flow from operating activities	3,732	2,731	14	861		7,338

CONSOLIDATED STATEMENT OF INCOME (Impact of adjustments)
TOTAL
(unaudited)

3rd quarter 2009			Consolidated
(M€)	Adjusted	Adjustments	statement of income

Sales	33,628	—	33,628
Excise taxes	(4,812)	—	(4,812)
Revenues from sales	28,816	—	28,816

Purchases net of inventory variation	(19,154)	214	(18,940)
Other operating expenses	(4,502)	(6)	(4,508)
Exploration costs	(130)	—	(130)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,596)	(3)	(1,599)
Other income	22	48	70
Other expense	(54)	(41)	(95)

Financial interest on debt	(108)	—	(108)
Financial income from marketable securities & cash equivalents	21	—	21
Cost of net debt	(87)	—	(87)

Other financial income	67	—	67
Other financial expense	(90)	—	(90)

Equity in income (loss) of affiliates	485	(87)	398

Income taxes	(1,861)	(66)	(1,927)

Consolidated net income	1,916	59	1,975
Group share	1,869	54	1,923
Minority interests	47	5	52

3rd quarter 2008			Consolidated
(M€)	Adjusted	Adjustments	statement of income

Sales	48,849	—	48,849
Excise taxes	(4,810)	—	(4,810)
Revenues from sales	44,039	—	44,039

Purchases net of inventory variation	(29,861)	(1,193)	(31,054)
Other operating expenses	(4,708)	—	(4,708)
Exploration costs	(144)	—	(144)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,329)	—	(1,329)
Other income	55	52	107
Other expense	(55)	(207)	(262)

Financial interest on debt	(241)	—	(241)
Financial income from marketable securities & cash equivalents	114	—	114
Cost of net debt	(127)	—	(127)

Other financial income	140	—	140
Other financial expense	(79)	—	(79)

Equity in income (loss) of affiliates	681	(75)	606

Income taxes	(4,429)	391	(4,038)

Consolidated net income	4,183	(1,032)	3,151
Group share	4,070	(1,020)	3,050
Minority interests	113	(12)	101

CONSOLIDATED STATEMENT OF INCOME (Impact of adjustments)
TOTAL
(unaudited)

9 months 2009			Consolidated
(M€)	Adjusted	Adjustments	statement of income

Sales	95,099	—	95,099
Excise taxes	(14,241)	—	(14,241)
Revenues from sales	80,858	—	80,858

Purchases net of inventory variation	(52,224)	1,756	(50,468)
Other operating expenses	(13,715)	(192)	(13,907)
Exploration costs	(461)	—	(461)
Depreciation, depletion and amortization of tangible assets and mineral interests	(4,647)	(108)	(4,755)
Other income	102	89	191
Other expense	(167)	(231)	(398)

Financial interest on debt	(419)	—	(419)
Financial income from marketable securities & cash equivalents	116	—	116
Cost of net debt	(303)	—	(303)

Other financial income	466	—	466
Other financial expense	(253)	—	(253)

Equity in income (loss) of affiliates	1,451	(193)	1,258

Income taxes	(5,270)	(436)	(5,706)

Consolidated net income	5,837	685	6,522
Group share	5,703	679	6,382
Minority interests	134	6	140

9 months 2008			Consolidated
(M€)	Adjusted	Adjustments	statement of income

Sales	141,262	—	141,262
Excise taxes	(14,636)	—	(14,636)
Revenues from sales	126,626	—	126,626

Purchases net of inventory variation	(85,500)	869	(84,631)
Other operating expenses	(13,979)	—	(13,979)
Exploration costs	(537)	—	(537)
Depreciation, depletion and amortization of tangible assets and mineral interests	(4,007)	—	(4,007)
Other income	76	199	275
Other expense	(129)	(302)	(431)

Financial interest on debt	(702)	—	(702)
Financial income from marketable securities & cash equivalents	356	—	356
Cost of net debt	(346)	—	(346)

Other financial income	485	—	485
Other financial expense	(230)	—	(230)

Equity in income (loss) of affiliates	1,846	(156)	1,690

Income taxes	(12,925)	(261)	(13,186)

Consolidated net income	11,380	349	11,729
Group share	11,047	337	11,384
Minority interests	333	12	345

TOTAL
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FIRST NINE MONTHS OF 2009
(unaudited)
1) Accounting policies
The interim consolidated financial statements of TOTAL S.A. and its subsidiaries (the Group) as of September 30, 2009 have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”. The accounting policies applied for the consolidated financial statements as of September 30, 2009 do not differ significantly from those applied for the consolidated financial statements as of December 31, 2008 which have been prepared on the basis of IFRS (International Financial Reporting Standards) as adopted by the European Union and IFRS as issued by the IASB (International Accounting Standard Board). The new accounting standards and amendments mandatory for the annual period beginning January 1, 2009 are described in Note 1W to the consolidated financial statements as of December 31, 2008 and have no material effect on the Group’s consolidated financial statements for the first nine months of 2009. Among these new standards or interpretations, it should be noted that the revised version of IAS 1 “Presentation of financial statements”, effective for annual periods beginning on or after January 1, 2009, resulted in the following:
•	presentation of the consolidated statement of comprehensive income;

•	information on other comprehensive income presented in Note 4 to the interim consolidated financial statements.
The preparation of financial statements in accordance with IFRS requires management to make estimates and apply assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of preparation of the financial statements and reported income and expenses for the period. Management reviews these estimates and assumptions on an ongoing basis, by reference to past experience and various other factors considered as reasonable which form the basis for assessing the carrying amount of assets and liabilities. Actual results may differ significantly from these estimates, if different assumptions or circumstances apply. These judgments and estimates relate principally to the application of the successful efforts method for the oil and gas accounting, the valuation of long-lived assets, the provisions for asset retirement obligations and environmental remediation, the pensions and post-retirement benefits and the income tax computation. These judgments and estimates are described in the notes to the consolidated financial statements as of December 31, 2008.
Lastly, when the accounting treatment of a specific transaction is not addressed by any accounting standard or interpretation, management applies its judgment to define and apply accounting policies that will lead to relevant and reliable information, so that the financial statements:
•	give a true and fair view of the Group’s financial position, financial performance and cash flows;

•	reflect the substance of transactions;

•	are neutral;

•	are prepared on a prudent basis;

•	are complete in all material aspects.
Pursuant to the accrual basis of accounting followed by the Group, the financial statements reflect the effects of transactions and other events when they occur. Assets and liabilities such as property, plant and equipment and intangible assets are usually measured at amortized cost. Financial assets and liabilities are usually measured at fair value.
2) Changes in the Group structure, main acquisitions and divestments
During the first nine months of 2009, TOTAL progressively sold 2.81% of Sanofi-Aventis’ share capital, thus reducing its interest to 8.57%. Sanofi-Aventis is accounted for by the equity method in TOTAL’s Consolidated Financial Statements.

3) Adjustment items
Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL.
Performance indicators excluding the adjustment items, such as adjusted operating income, adjusted net operating income, and adjusted net income are meant to facilitate the analysis of the financial performance and the comparison of income between periods.
Adjustment items include:
(i) Special items
Due to their unusual nature or particular significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in some instances, transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.
(ii) Inventory valuation effect
The adjusted results of the Downstream and Chemicals segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and ensure the comparability of the segments’ performance with those of its competitors, mainly North American.
In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is determined by the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to FIFO (First-In, First-Out) and the replacement cost.
(iii) TOTAL’s equity share of adjustments and selected items related to Sanofi-Aventis
The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items, and excluding TOTAL’s equity share of adjustments and, as from 2009, selected items related to Sanofi-Aventis.
The detail of the adjustment items is presented in the table below.
ADJUSTMENTS TO OPERATING INCOME

(M€)		Upstream	Downstream	Chemicals	Corporate	Total

3rd quarter 2009	Inventory valuation effect	—	150	64	—	214
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	—	—	(3)	—	(3)
	Other items	—	(2)	(4)	—	(6)
Total		—	148	57	—	205

3rd quarter 2008	Inventory valuation effect	—	(1,045)	(148)	—	(1,193)
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	—	—	—	—	—
	Other items	—	—	—	—	—
Total		—	(1,045)	(148)	—	(1,193)

9 months 2009	Inventory valuation effect	—	1,428	328	—	1,756
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	—	(62)	(46)	—	(108)
	Other items	—	(183)	(9)	—	(192)
Total		—	1,183	273	—	1,456

9 months 2008	Inventory valuation effect	—	785	84	—	869

	Restructuring charges	—	—	—	—	—
	Asset impairment charges	—	—	—	—	—
	Other items	—	—	—	—	—
Total		—	785	84	—	869

ADJUSTMENTS TO NET INCOME

(M€)		Upstream	Downstream	Chemicals	Corporate	Total

3rd quarter 2009	Inventory valuation effect	—	77	45	—	122
	TOTAL’s equity share of adjustments and selected items related to Sanofi-Aventis	—	—	—	(70)	(70)
	Restructuring charges	—	—	(7)	—	(7)
	Asset impairment charges	—	—	(2)	—	(2)
	Gains (losses) on sales of assets	—	—	—	46	46
	Other items	(31)	(1)	(3)	—	(35)
Total		(31)	76	33	(24)	54

3rd quarter 2008	Inventory valuation effect	—	(653)	(99)	—	(752)
	TOTAL’s equity share of adjustments related to Sanofi-Aventis	—	—	—	(78)	(78)
	Restructuring charges	—	(4)	—	—	(4)
	Asset impairment charges	(34)	—	—	—	(34)
	Gains (losses) on sales of assets	—	—	—	50	50
	Other items	(174)	—	—	(28)	(202)
Total		(208)	(657)	(99)	(56)	(1,020)

9 months 2009	Inventory valuation effect	—	1,021	216	—	1,237
	TOTAL’s equity share of adjustments and selected items related to Sanofi-Aventis	—	—	—	(252)	(252)
	Restructuring charges	—	(16)	(96)	—	(112)
	Asset impairment charges	—	(41)	(32)	—	(73)
	Gains (losses) on sales of assets	—	—	—	87	87
	Other items	(70)	(132)	(6)	—	(208)
Total		(70)	832	82	(165)	679

9 months 2008	Inventory valuation effect	—	621	55	—	676
	TOTAL’s equity share of adjustments related to Sanofi-Aventis	—	—	—	(227)	(227)
	Restructuring charges	—	(39)	(9)	—	(48)
	Asset impairment charges	(34)	—	—	—	(34)
	Gains (losses) on sales of assets	130	—	—	67	197
	Other items	(174)	—	(5)	(48)	(227)
Total		(78)	582	41	(208)	337

4) Shareholders’ equity
Treasury shares (TOTAL shares held by TOTAL S.A.)
As of September 30, 2009, TOTAL S.A. held 15,554,593 of its own shares, representing 0.66% of its share capital. These shares are allocated to cover TOTAL share purchase option plans and restricted shares plans for Group employees or are intended to be allocated to new plans.
These 15,554,593 shares are deducted from the consolidated shareholders’ equity.
TOTAL shares held by Group subsidiaries
As of September 30, 2009, TOTAL S.A. held indirectly through its subsidiaries 100,331,268 of its own shares, representing 4.27% of its share capital, detailed as follows:
•	2,023,672 shares held by a consolidated subsidiary, Total Nucléaire, 100% indirectly controlled by TOTAL S.A.;

•	98,307,596 shares held by subsidiaries of Elf Aquitaine (Financière Valorgest, Sogapar and Fingestval).
These 100,331,268 shares are deducted from the consolidated shareholders’ equity.
Dividend
The shareholders’ meeting of May 15, 2009 approved the payment of a cash dividend of €2.28 per share for the fiscal year 2008. Taking into account an interim dividend of €1.14 per share paid on November 19, 2008, the remaining balance of €1.14 per share was paid on May 22, 2009.
The Board of Directors met on July 30, 2009 and decided to pay an interim 2009 dividend of €1.14 per share on November 18, 2009.

Other comprehensive income
Detail of other comprehensive income showing items reclassified from equity to net income is presented in the table below:

(M€)	9 months 2009		9 months 2008

Currency translation adjustment		(859)		147
- unrealized gain/(loss) of the period	(858)		147
- less gain/(loss) included in net income	1

Available for sale financial assets		50		(144)
- unrealized gain/(loss) of the period	50		(144)
- less gain/(loss) included in net income

Cash flow hedge		63		—
- unrealized gain/(loss) of the period	301
- less gain/(loss) included in net income	238

Share of other comprehensive income of equity affiliates, net amount		51		110

Other		(6)		(11)
- unrealized gain/(loss) of the period	(6)		(11)
- less gain/(loss) included in net income

Tax effect		(31)		19

Total other comprehensive income (net amount)		(732)		121

Tax effects relating to each component of other comprehensive income are as follows:

	9 months 2009			9 months 2008
	Pre-tax			Pre-tax
(M€)	amount	Tax effect	Net amount	amount	Tax effect	Net amount

Currency translation adjustment	(859)		(859)	147		147
Available for sale financial assets	50	(10)	40	(144)	19	(125)
Cash flow hedge	63	(21)	42	—		—
Share of other comprehensive income of equity affiliates, net amount	51		51	110		110
Other	(6)		(6)	(11)		(11)

Total other comprehensive income	(701)	(31)	(732)	102	19	121

5)	Non-current financial debt
The Group issued bonds through its subsidiary Total Capital during the first nine months of 2009:
- Bond 4.875% 2009-2019 (750 million EUR)

- Bond 2.500% 2009-2013 (350 million CHF)

- Bond 3.500% 2009-2014 (1,000 million EUR)

- Bond 3.240% 2009-2014 (396 million HKD)

- Bond 5.125% 2009-2024 (950 million EUR)

- Bond 3.500% 2009-2014 (150 million EUR)

- Bond 2.625% 2009-2014 (200 million CHF)

- Bond 5.500% 2009-2013 (100 million AUD)

- Bond 4.000% 2009-2013 (100 million USD)

- Bond 2.375% 2009-2016 (150 million CHF)

- Bond 3.625% 2009-2015 (550 million EUR)

- Bond 5.500% 2009-2013 (100 million AUD)

- Bond 4.250% 2009-2017 (200 million GBP)

- Bond 4.180% 2009-2019 (750 million HKD)

- Bond 4.250% 2009-2017 (100 million GBP)

- Bond 4.875% 2009-2019 (450 million EUR)
The Group repaid bonds during the first nine months of 2009:
- Bond 4.500% 1999-2009 (1,000 million EUR)

- Bond 6.200% 1997-2009 (900 million FRF)

- Bond 3.500% 2003-2009 (500 million USD)

- Bond 6.250% 2003-2009 (100 million AUD)

- Bond 3.500% 2004-2009 (50 million USD)

- Bond 3.500% 2005-2009 (50 million USD)

- Bond 5.125% 1998-2009 (1 000 million FRF)
In the context of its active cash management, the Group may temporarily increase its current borrowings, particularly in the form of commercial paper. The changes in current borrowings, cash and cash equivalents and current financial assets resulting from this cash management in the quarterly financial statements are not necessarily representative of a longer-term position.
6)	Related parties
The related parties are principally equity affiliates and non-consolidated investments. There were no major changes concerning the main transactions with related parties during the first nine months of 2009.

7)	Other risks and contingent liabilities
TOTAL is not currently aware of any event, litigation, risks or contingent liabilities that could have a material impact on the assets and liabilities, results, financial position or operations of the Group.
Antitrust investigations
1.	Following investigations into certain commercial practices in the chemicals industry in the United States, some subsidiaries of the Arkema(1) group are involved in civil liability lawsuits in the United States and Canada for violations of antitrust laws. TOTAL S.A. has been named in certain of these suits as the parent company.

In Europe, the European Commission commenced investigations in 2000, 2003 and 2004 into alleged anti-competitive practices involving certain products sold by Arkema. In January 2005, under one of these investigations, the European Commission fined Arkema 13.5 M€ and jointly fined Arkema and Elf Aquitaine 45 M€. The appeal from Arkema and Elf Aquitaine before the Court of First Instance of the European Union has been rejected on September 30, 2009. A recourse before the Court of Justice of the European Communities is in progress.

The Commission notified Arkema, TOTAL S.A. and Elf Aquitaine of complaints concerning two other product lines in January and August 2005, respectively. Arkema has cooperated with the authorities in these procedures and investigations. In May 2006, the European Commission fined Arkema 78.7 M€ and 219.1 M€, as a result of, respectively, each of these two proceedings. Elf Aquitaine was held jointly and severally liable for, respectively, 65.1 M€ and 181.35 M€ of these fines while TOTAL S.A. was held jointly and severally liable, respectively, for 42 M€ and 140.4 M€. TOTAL S.A., Arkema and Elf Aquitaine have appealed these decisions to the Court of First Instance of the European Union.

Arkema and Elf Aquitaine received a statement of objections from the European Commission in August 2007 concerning alleged anti-competitive practices related to another line of chemical products. As a result, in June 2008, Arkema and Elf Aquitaine have been jointly and severally fined in an amount of 22.7 M€ and individually in an amount of 20.43 M€ for Arkema and 15.89 M€ for Elf Aquitaine. The companies concerned appealed this decision to the relevant European court.

Arkema and Elf Aquitaine received a statement of objections from the European Commission in March 2009 concerning alleged anti-competitive practices related to another line of chemical products. As of today, the Commission has not rendered a decision.

No facts have been alleged that would implicate TOTAL S.A. or Elf Aquitaine in the practices questioned in these proceedings, and the fines received are based solely on their status as parent companies.

Arkema began implementing compliance procedures in 2001 that are designed to prevent its employees from violating antitrust provisions. However, it is not possible to exclude the possibility that the relevant authorities could commence additional proceedings involving Arkema, as well as TOTAL S.A. and Elf Aquitaine.

2.	As part of the agreement relating to the spin-off of Arkema, TOTAL S.A. or certain other Group companies agreed to grant Arkema guarantees for certain risks related to antitrust proceedings arising from events prior to the spin-off.

These guarantees cover, for a period of ten years that began in 2006, 90% of amounts paid by Arkema related to (i) fines imposed by European authorities or European member-states for competition law violations, (ii) fines imposed by U.S. courts or antitrust authorities for federal antitrust violations or violations of the competition laws of U.S. states, (iii) damages awarded in civil proceedings related to the government proceedings mentioned above, and (iv) certain costs related to these proceedings.

The guarantee covering the risks related to anticompetition violations in Europe applies to amounts above a 176.5 M€ threshold. If one or more individuals or legal entities, acting alone or together, directly or indirectly holds more than one-third of the voting rights of Arkema, or if Arkema transfers more than 50% of its assets (as

(1):	Arkema is used in this section to designate those companies of the Arkema group whose ultimate parent company is Arkema S.A. became an independent company after being spun-off from Total S.A. in May 2006.

calculated under the enterprise valuation method, as of the date of the transfer) to a third party or parties acting together, irrespective of the type or number of transfers, these guarantees will become void.

On the other hand, the agreements provide that Arkema will indemnify TOTAL S.A. or any Group company for 10% of any amount that TOTAL S.A. or any Group company are required to pay under any of the proceedings covered by these guarantees.

3.	The Group has recorded provisions amounting to 85 M€ in its consolidated financial statements as of September 30, 2009 to cover the risks mentioned above.

4.	Moreover, as a result of investigations started by the European Commission in October 2002 concerning certain Refining & Marketing subsidiaries of the Group, Total Nederland N.V. and TOTAL S.A. received a statement of objections in October 2004. These proceedings resulted, in September 2006, in Total Nederland N.V. being fined 20.25 M€ and in TOTAL S.A. as its parent company being held jointly responsible for 13.5 M€ of this amount, although no facts implicating TOTAL S.A. in the practices under investigation were alleged. TOTAL S.A. and Total Nederland N.V. have appealed this decision to the Court of First Instance of the European Union.

In addition, in May 2007, Total France and TOTAL S.A. received a statement of objections regarding alleged antitrust practices concerning another product line of the Refining & Marketing division. These proceedings resulted, in October 2008, in Total France being fined 128.2 M€ and in TOTAL S.A., as its parent company, being held jointly responsible although no facts implicating TOTAL S.A. in the practices under investigation were alleged. TOTAL S.A. and Total Raffinage Marketing (the new corporate name of Total France) have appealed this decision to the Court of First Instance of the European Union.

Furthermore, in July 2009, the French antitrust Authority sent to TotalGaz and Total Raffinage Marketing a statement of objections regarding alleged antitrust practices concerning another product line of the Refining & Marketing division.

5.	Given the discretionary powers granted to antitrust Authorities for determining fines, it is not currently possible to determine with certainty the ultimate outcome of these investigations and proceedings. TOTAL S.A. and Elf Aquitaine are contesting their liability and the method of determining these fines. Although it is not possible to predict the outcome of these proceedings, the Group believes that they will not have a material adverse effect on its financial condition or results.
Buncefield
On December 11, 2005, several explosions, followed by a major fire, occurred at an oil storage depot at Buncefield, north of London. This depot is operated by Hertfordshire Oil Storage Limited (HOSL), a company in which the British subsidiary of TOTAL holds 60% and another oil group holds 40%.
The explosion caused minor injuries to a number of people and caused property damage to the depot and the buildings and homes located nearby. The official Independent Investigation Board has indicated that the explosion was caused by the overflow of a tank at the depot. The Board’s final report was released on December 11, 2008. The civil procedure for claims, which have not yet been settled, took place between October and December 2008. The Court’s decision of March 20, 2009, declared the British subsidiary of TOTAL responsible for the accident and solely liable for indemnifying the victims. TOTAL’s British subsidiary has appealed this decision. The hearing of the appeal is expected to take place during the first half 2010.
The Group carries insurance for damage to its interests in these facilities, business interruption and civil liability claims from third parties, and believes that, based on the information currently available, on a reasonable estimate of its liability and on provisions recognized, this accident should not have a significant impact on the Group’s financial situation or consolidated results.
On December 1, 2008, the Health and Safety Executive (HSE) and the Environment Agency (EA) issued a Notice of prosecution against five companies, including the British subsidiary of TOTAL. Court hearings took place in the second quarter 2009. The criminal trial is scheduled to take place in the second quarter 2010.

Erika
Following the sinking in December 1999 of the Erika, a tanker that was transporting products belonging to one of the Group companies, the Tribunal de grande instance of Paris convicted TOTAL S.A. of marine pollution pursuant to a judgment issued on January 16, 2008, finding that TOTAL S.A. was negligent in its vetting procedure for vessel selection. TOTAL S.A. was fined €375,000. The court also ordered compensation to be paid to the victims of pollution from the Erika up to an aggregate amount of 192 M€, declaring TOTAL S.A. jointly and severally liable for such payments together with the Erika’s inspection and classification firm, the Erika’s owner and the Erika’s manager.
TOTAL believes that the finding of negligence and the related conviction for marine pollution are without substance as a matter of fact and as a matter of law. TOTAL also considers that this verdict is contrary to the intended aim of enhancing maritime transport safety.
TOTAL has appealed the verdict of January 16, 2008. In the meantime, it has nevertheless proposed to pay third parties who so request definitive compensation as determined by the court. As of today, thirty-six third parties have received compensation payments, representing an aggregate amount of 170.1 M€.
The appeal is heard by the Court of Appeal in Paris since October 5, 2009. The hearings should last about two months.
At the current stage of the proceedings, TOTAL S.A. believes that, based on a reasonable estimate of its liability, the case will not have a material impact on the Group’s financial situation or consolidated results.

8) Information by business segment

9 months 2009
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	11,192	73,095	10,794	18	—	95,099
Intersegment sales	11,498	2,569	517	115	(14,699)	—
Excise taxes	—	(14,241)	—	—	—	(14,241)

Revenues from sales	22,690	61,423	11,311	133	(14,699)	80,858
Operating expenses	(10,453)	(58,235)	(10,381)	(466)	14,699	(64,836)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,266)	(990)	(474)	(25)	—	(4,755)

Operating income	8,971	2,198	456	(358)	—	11,267
Equity in income (loss) of affiliates and other items	691	173	(102)	502	—	1,264
Tax on net operating income	(5,298)	(632)	(72)	197	—	5,805

Net operating income	4,364	1,739	282	341	—	6,726
Net cost of net debt						(204)
Minority interests						(140)

Net income						6,382

9 months 2009 (adjustments)(a)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales
Operating expenses	—	1,245	319	—		1,564
Depreciation, depletion and amortization of tangible assets and mineral interests	—	(62)	(46)	—		(108)

Operating income (b)	—	1,183	273	—		1,456
Equity in income (loss) of affiliates and other items (c)	(70)	44	(146)	(163)		(335)
Tax on net operating income	—	(390)	(45)	(1)		(436)

Net operating income (b)	(70)	837	82	(164)		685
Net cost of net debt						—
Minority interests						(6)

Net income						679

(a) Adjustments include special items, inventory valuation effect and equity share of adjustments and selected items related to Sanofi-Aventis
(b) Of which inventory valuation effect
On operating income	—	1,428	328	—
On net operating income	—	1,026	216	—
(c) Of which equity share of adjustments and selected items related to Sanofi-Aventis	—	—	—	(252)

9 months 2009 (adjusted)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	11,192	73,095	10,794	18	—	95,099
Intersegment sales	11,498	2,569	517	115	(14,699)	—
Excise taxes	—	(14,241)	—	—	—	(14,241)

Revenues from sales	22,690	61,423	11,311	133	(14,699)	80,858
Operating expenses	(10,453)	(59,480)	(10,700)	(466)	14,699	(66,400)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,266)	(928)	(428)	(25)	—	(4,647)

Adjusted operating income	8,971	1,015	183	(358)	—	9,811
Equity in income (loss) of affiliates and other items	761	129	44	665	—	1,599
Tax on net operating income	(5,298)	(242)	(27)	198	—	(5,369)

Adjusted net operating income	4,434	902	200	505	—	6,041
Net cost of net debt						(204)
Minority interests						(134)

Ajusted net income						5,703

9 months 2009
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	7,426	1,927	406	66		9,825
Total divestments	321	85	27	1,704		2,137
Cash flow from operating activities	7,375	2,564	758	(226)		10,471

9 months 2008
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	17,331	107,778	16,138	15	—	141,262
Intersegment sales	21,035	4,764	1,045	105	(26,949)	—
Excise taxes	—	(14,636)	—	—	—	(14,636)

Revenues from sales	38,366	97,906	17,183	120	(26,949)	126,626
Operating expenses	(15,727)	(93,790)	(16,097)	(482)	26,949	(99,147)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,727)	(874)	(383)	(23)	—	(4,007)

Operating income	19,912	3,242	703	(385)	—	23,472
Equity in income (loss) of affiliates and other items	1,101	101	27	560	—	1,789
Tax on net operating income	(12,362)	(950)	(198)	207	—	(13,303)

Net operating income	8,651	2,393	532	382	—	11,958
Net cost of net debt						(229)
Minority interests						(345)

Net income						11,384

9 months 2008 (adjustments)(a)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales	—	—	—	—		—
Operating expenses	—	785	84	—		869
Depreciation, depletion and amortization of tangible assets and mineral interests	—	—	—	—		—

Operating income (b)	—	785	84	—		869
Equity in income (loss) of affiliates and other items (c)	(78)	48	(23)	(206)		(259)
Tax on net operating income	—	(239)	(20)	(2)		(261)

Net operating income (b)	(78)	594	41	(208)		349
Net cost of net debt						—
Minority interests						(12)

Net income						337

(a) Adjustments include special items, inventory valuation effect and equity share of adjustments related to Sanofi-Aventis
(b) Of which inventory valuation effect
On operating income	—	785	84	—
On net operating income	—	633	55	—
(c) Of which equity share of adjustments related to Sanofi-Aventis	—	—	—	(227)

9 months 2008 (adjusted)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	17,331	107,778	16,138	15	—	141,262
Intersegment sales	21,035	4,764	1,045	105	(26,949)	—
Excise taxes	—	(14,636)	—	—	—	(14,636)

Revenues from sales	38,366	97,906	17,183	120	(26,949)	126,626
Operating expenses	(15,727)	(94,575)	(16,181)	(482)	26,949	(100,016)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,727)	(874)	(383)	(23)	—	(4,007)

Adjusted operating income	19,912	2,457	619	(385)	—	22,603
Equity in income (loss) of affiliates and other items	1,179	53	50	766	—	2,048
Tax on net operating income	(12,362)	(711)	(178)	209	—	(13,042)

Adjusted net operating income	8,729	1,799	491	590	—	11,609
Net cost of net debt						(229)
Minority interests						(333)

Ajusted net income						11,047

9 months 2008
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	6,734	1,446	597	105		8,882
Total divestments	860	198	33	551		1,642
Cash flow from operating activities	11,626	2,508	(19)	461		14,576

3rd quarter 2009
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	3,318	26,409	3,892	9	—	33,628
Intersegment sales	4,149	923	241	36	(5,349)	—
Excise taxes	—	(4,812)	—	—	—	(4,812)

Revenues from sales	7,467	22,520	4,133	45	(5,349)	28,816
Operating expenses	(3,086)	(21,982)	(3,746)	(113)	5,349	(23,578)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,145)	(307)	(139)	(8)	—	(1,599)

Operating income	3,236	231	248	(76)	—	3,639
Equity in income (loss) of affiliates and other items	119	46	19	166	—	350
Tax on net operating income	(1,885)	(51)	(73)	54	—	(1,955)

Net operating income	1,470	226	194	144	—	2,034
Net cost of net debt						(59)
Minority interests						(52)

Net income						1,923

3rd quarter 2009 (adjustments) (a)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales	—	—	—	—		—
Operating expenses	—	148	60	—		208
Depreciation, depletion and amortization of tangible assets and mineral interests	—	—	(3)	—		(3)

Operating income (b)	—	148	57	—		205
Equity in income (loss) of affiliates and other items (c)	(31)	(19)	(8)	(22)		(80)
Tax on net operating income	—	(49)	(16)	(1)		(66)

Net operating income (b)	(31)	80	33	(23)		59
Net cost of net debt						—
Minority interests						(5)

Net income						54

(a)	Adjustments include special items, inventory valuation effect and equity share of adjustments and selected items related to Sanofi-Aventis

(b) Of which inventory valuation effect
On operating income	—	150	64	—
On net operating income	—	81	45	—
(c) Of which equity share of adjustments and selected items related to Sanofi-Aventis	—	—	—	(70)

3rd quarter 2009 (adjusted)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	3,318	26,409	3,892	9	—	33,628
Intersegment sales	4,149	923	241	36	(5,349)	—
Excise taxes	—	(4,812)	—	—	—	(4,812)

Revenues from sales	7,467	22,520	4,133	45	(5,349)	28,816
Operating expenses	(3,086)	(22,130)	(3,806)	(113)	5,349	(23,786)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,145)	(307)	(136)	(8)	—	(1,596)

Adjusted operating income	3,236	83	191	(76)	—	3,434
Equity in income (loss) of affiliates and other items	150	65	27	188	—	430
Tax on net operating income	(1,885)	(2)	(57)	55	—	(1,889)

Adjusted net operating income	1,501	146	161	167	—	1,975
Net cost of net debt						(59)
Minority interests						(47)

Ajusted net income						1,869

3rd quarter 2009
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	2,512	607	112	25	—	3,256
Total divestments	87	23	13	684	—	807
Cash flow from operating activities	2,854	944	300	440	—	4,538

3rd quarter 2008
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	5,396	38,008	5,431	14	—	48,849
Intersegment sales	7,055	1,714	339	35	(9,143)	—
Excise taxes	—	(4,810)	—	—	—	(4,810)

Revenues from sales	12,451	34,912	5,770	49	(9,143)	44,039
Operating expenses	(5,030)	(34,444)	(5,449)	(126)	9,143	(35,906)
Depreciation, depletion and amortization of tangible assets and mineral interests	(896)	(298)	(126)	(9)	—	(1,329)

Operating income	6,525	170	195	(86)	—	6,804
Equity in income (loss) of affiliates and other items	197	114	24	177	—	512
Tax on net operating income	(4,031)	(52)	(55)	57	—	(4,081)

Net operating income	2,691	232	164	148	—	3,235
Net cost of net debt						(84)
Minority interests						(101)

Net income						3,050

3rd quarter 2008 (adjustments) (a)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales	—	—	—	—		—
Operating expenses	—	(1,045)	(148)	—		(1,193)
Depreciation, depletion and amortization of tangible assets and mineral interests	—	—	—	—		—

Operating income (b)	—	(1,045)	(148)	—		(1,193)
Equity in income (loss) of affiliates and other items (c)	(208)	33	(1)	(54)		(230)
Tax on net operating income	—	343	50	(2)		391

Net operating income (b)	(208)	(669)	(99)	(56)		(1,032)
Net cost of net debt						—
Minority interests						12

Net income						(1,020)

(a)	Adjustments include special items, inventory valuation effect and equity share of adjustments related to Sanofi-Aventis

(b) Of which inventory valuation effect
On operating income	—	(1,045)	(148)	—
On net operating income	—	(665)	(99)	—
(c) Of which equity share of adjustments related to Sanofi-Aventis	—	—	—	(78)

3rd quarter 2008 (adjusted)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	5,396	38,008	5,431	14	—	48,849
Intersegment sales	7,055	1,714	339	35	(9,143)	—
Excise taxes	—	(4,810)	—	—	—	(4,810)

Revenues from sales	12,451	34,912	5,770	49	(9,143)	44,039
Operating expenses	(5,030)	(33,399)	(5,301)	(126)	9,143	(34,713)
Depreciation, depletion and amortization of tangible assets and mineral interests	(896)	(298)	(126)	(9)	—	(1,329)

Adjusted operating income	6,525	1,215	343	(86)	—	7,997
Equity in income (loss) of affiliates and other items	405	81	25	231	—	742
Tax on net operating income	(4,031)	(395)	(105)	59	—	(4,472)

Adjusted net operating income	2,899	901	263	204	—	4,267
Net cost of net debt						(84)
Minority interests						(113)

Ajusted net income						4,070

3rd quarter 2008
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	2,480	638	212	41		3,371
Total divestments	188	46	14	470		718
Cash flow from operating activities	3,732	2,731	14	861		7,338

9)	Reconciliation between information by business segment and the consolidated statement of income

9 months 2009			Consolidated
(M€)	Adjusted	Adjustments	statement of income

Sales	95,099	—	95,099
Excise taxes	(14,241)	—	(14,241)
Revenues from sales	80,858	—	80,858

Purchases net of inventory variation	(52,224)	1,756	(50,468)
Other operating expenses	(13,715)	(192)	(13,907)
Exploration costs	(461)	—	(461)
Depreciation, depletion and amortization of tangible assets and mineral interests	(4,647)	(108)	(4,755)
Other income	102	89	191
Other expense	(167)	(231)	(398)

Financial interest on debt	(419)	—	(419)
Financial income from marketable securities & cash equivalents	116	—	116
Cost of net debt	(303)	—	(303)

Other financial income	466	—	466
Other financial expense	(253)	—	(253)

Equity in income (loss) of affiliates	1,451	(193)	1,258

Income taxes	(5,270)	(436)	(5,706)

Consolidated net income	5,837	685	6,522
Group share	5,703	679	6,382
Minority interests	134	6	140

9 months 2008			Consolidated
(M€)	Adjusted	Adjustments	statement of income

Sales	141,262	—	141,262
Excise taxes	(14,636)	—	(14,636)
Revenues from sales	126,626	—	126,626

Purchases net of inventory variation	(85,500)	869	(84,631)
Other operating expenses	(13,979)	—	(13,979)
Exploration costs	(537)	—	(537)
Depreciation, depletion and amortization of tangible assets and mineral interests	(4,007)	—	(4,007)
Other income	76	199	275
Other expense	(129)	(302)	(431)

Financial interest on debt	(702)	—	(702)
Financial income from marketable securities & cash equivalents	356	—	356
Cost of net debt	(346)	—	(346)

Other financial income	485	—	485
Other financial expense	(230)	—	(230)

Equity in income (loss) of affiliates	1,846	(156)	1,690

Income taxes	(12,925)	(261)	(13,186)

Consolidated net income	11,380	349	11,729
Group share	11,047	337	11,384
Minority interests	333	12	345

3rd quarter 2009			Consolidated
(M€)	Adjusted	Adjustments	statement of income

Sales	33,628	—	33,628
Excise taxes	(4,812)	—	(4,812)
Revenues from sales	28,816	—	28,816

Purchases net of inventory variation	(19,154)	214	(18,940)
Other operating expenses	(4,502)	(6)	(4,508)
Exploration costs	(130)	—	(130)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,596)	(3)	(1,599)
Other income	22	48	70
Other expense	(54)	(41)	(95)

Financial interest on debt	(108)	—	(108)
Financial income from marketable securities & cash equivalents	21	—	21
Cost of net debt	(87)	—	(87)

Other financial income	67	—	67
Other financial expense	(90)	—	(90)

Equity in income (loss) of affiliates	485	(87)	398

Income taxes	(1,861)	(66)	(1,927)

Consolidated net income	1,916	59	1,975
Group share	1,869	54	1,923
Minority interests	47	5	52

3rd quarter 2008			Consolidated
(M€)	Adjusted	Adjustments	statement of income

Sales	48,849	—	48,849
Excise taxes	(4,810)	—	(4,810)
Revenues from sales	44,039	—	44,039

Purchases net of inventory variation	(29,861)	(1,193)	(31,054)
Other operating expenses	(4,708)	—	(4,708)
Exploration costs	(144)	—	(144)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,329)	—	(1,329)
Other income	55	52	107
Other expense	(55)	(207)	(262)

Financial interest on debt	(241)	—	(241)
Financial income from marketable securities & cash equivalents	114	—	114
Cost of net debt	(127)	—	(127)

Other financial income	140	—	140
Other financial expense	(79)	—	(79)
Equity in income (loss) of affiliates	681	(75)	606
Income taxes	(4,429)	391	(4,038)

Consolidated net income	4,183	(1,032)	3,151
Group share	4,070	(1,020)	3,050
Minority interests	113	(12)	101

10) Sales by segment

(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

1st quarter 2009
Non-Group sales	4,447	22,368	3,218	8	—	30,041
Intersegment sales	3,242	641	124	37	(4,044)	—
Excise taxes	—	(4,573)	—	—	—	(4,573)

Revenues from sales	7,689	18,436	3,342	45	(4,044)	25,468

2nd quarter 2009
Non-Group sales	3,427	24,318	3,684	1	—	31,430
Intersegment sales	4,107	1,005	152	42	(5,306)	—
Excise taxes	—	(4,856)	—	—	—	(4,856)

Revenues from sales	7,534	20,467	3,836	43	(5,306)	26,574

3rd quarter 2009
Non-Group sales	3,318	26,409	3,892	9	—	33,628
Intersegment sales	4,149	923	241	36	(5,349)	—
Excise taxes	—	(4,812)	—	—	—	(4,812)

Revenues from sales	7,467	22,520	4,133	45	(5,349)	28,816

9 months 2009
Non-Group sales	11,192	73,095	10,794	18	—	95,099
Intersegment sales	11,498	2,569	517	115	(14,699)	—
Excise taxes	—	(14,241)	—	—	—	(14,241)

Revenues from sales	22,690	61,423	11,311	133	(14,699)	80,858

1st quarter 2008
Non-Group sales	6,196	32,780	5,229	8	—	44,213
Intersegment sales	6,118	1,553	257	33	(7,961)	—
Excise taxes	—	(4,926)	—	—	—	(4,926)

Revenues from sales	12,314	29,407	5,486	41	(7,961)	39,287

2nd quarter 2008
Non-Group sales	5,739	36,990	5,478	(7)	—	48,200
Intersegment sales	7,862	1,497	449	37	(9,845)	—
Excise taxes	—	(4,900)	—	—	—	(4,900)

Revenues from sales	13,601	33,587	5,927	30	(9,845)	43,300

3rd quarter 2008
Non-Group sales	5,396	38,008	5,431	14	—	48,849
Intersegment sales	7,055	1,714	339	35	(9,143)	—
Excise taxes	—	(4,810)	—	—	—	(4,810)

Revenues from sales	12,451	34,912	5,770	49	(9,143)	44,039

9 months 2008
Non-Group sales	17,331	107,778	16,138	15	—	141,262
Intersegment sales	21,035	4,764	1,045	105	(26,949)	—
Excise taxes	—	(14,636)	—	—	—	(14,636)

Revenues from sales	38,366	97,906	17,183	120	(26,949)	126,626